 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

November 10 2008

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: November 10, 2008

                                                                       By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary

Smith & Nephew
plc

10
 November
 2008

Smith & Nephew
plc
 - Transaction in Own Shares

Smith & Nephew
plc
 announces that on
10
 November
 2008
 it
transferred
a total of
26,537
 ordinary shares of US$0.20
each to participants of the Smith & Nephew Share
Save Plan and the Smith & Nephew International Share
Save Plan, following the maturity of options on 1 November
2008.

The shares, which were all formerly held as Treasury shares, were transferred as follows:

  7,896
   ordinary shares at an exercise price of 321p per share;
  and
  18,641
   ordinary shares at an exercise price of 425p per share;

Following the above transactions, Smith & Nephew plc holds 66,661,719 ordinary shares in treasury, and has 883,000,468 ordinary shares in issue (excluding treasury shares).

Paul Chambers
Company Secretary